Media Release 3 August 2021 Sydney, Australia 2 August 2021 Chicago, USA Media Release: James Hardie Industries Settles New Zealand Weathertightness Case 1 James Hardie Industries Settles New Zealand Weathertightness Case James Hardie Will Receive NZ$1.25 Million Settlement Payment James Hardie Industries plc (ASX: JHX; NYSE: JHX), the world’s #1 producer and marketer of high- performance fiber cement and fiber gypsum building solutions, is pleased to announce that the weathertightness class action litigation brought against James Hardie before the Auckland High Court has been settled (Case No. CIV-2015-404-2981, previously described by James Hardie as the “White litigation”). As part of the settlement James Hardie will receive a payment of NZ$1.25 million. John Arneil, Country Manager ANZ, said, “While we are happy with this outcome, and believe the settlement supports our continued belief that the allegations lacked merit and we behaved as a responsible manufacturer, we remain very sympathetic to homeowners negatively impacted by weathertightness issues.” The terms of the settlement are not confidential. The key settlement terms include: • Harbour Litigation Funding will pay James Hardie NZ$1.25 million. • There is no admission of liability by any party. • There is a full and final settlement of all claims arising directly or indirectly out of the White litigation in relation to the Harditex™ cladding product. The case will be discontinued in its entirety. The White litigation trial commenced on 17 May 2021 and was settled mid-way through a 17-week trial in the Auckland High Court. At the time of settlement, the plaintiffs’ evidence was largely completed, and James Hardie had yet to finish delivering its opening submissions or call any witnesses. The claim, filed in late 2015, was managed by Adina Thorn Lawyers and fully funded by Harbour Litigation Funding, one of the world’s largest litigation funders. As described in our 31 March 2021 Annual Report on Form 20-F, the White litigation was one of three New Zealand weathertightness cases pending prior to this settlement. With the White litigation settled, the Company has two remaining New Zealand Weathertightness claims outstanding: the “Cridge litigation” and the “Waitakere litigation”. Additional information about these claims can be found in our 31 March 2021 Annual Report on Form 20-F. Regarding the Cridge litigation, the Company expects a ruling from the Wellington High Court during the month of August 2021. The Waitakere litigation is scheduled to commence in May 2023 in the Auckland High Court. The Company believes it has substantial factual and legal defenses to these claims and is defending the claims vigorously. Forward-Looking Statements This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2021; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law. This media release has been authorized by Mr. Jason Miele, Chief Financial Offer. END Exhibit 99.3

Media Release 3 August 2021 Sydney, Australia 2 August 2021 Chicago, USA Media Release: James Hardie Industries Settles New Zealand Weathertightness Case 2 Investor/Media/Analyst Enquiries: James Brennan-Chong Director of Investor Relations and Market Intelligence Telephone: +61 2 9638 9205 Email: media@jameshardie.com.au James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland